                                                    Filed by Warner Chilcott PLC
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                            Subject Company: Warner Chilcott plc
                                                  Commission File No.: 005-52501

The following documents are written communications first used as of May 4, 2000:

1.   Press release (1);

2.   Press release (2); and

3.   Investor presentation (slide show).

[WARNER CHILCOTT LETTERHEAD]

                                                                    NEWS RELEASE


Dublin, Ireland                                                      May 4, 2000
Rockaway, NJ

                GALEN HOLDINGS PLC TO ACQUIRE WARNER CHILCOTT PLC
                             NASDAQ LISTING OF GALEN
    BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL PRODUCTS AND SERVICES
                                    BUSINESS

May 4, 2000...The Boards of Warner Chilcott (Nasdaq:WCRX) and Galen (LSE:GAL) announce today that they have entered into an agreement (the "Transaction Agreement") under which Warner Chilcott will become a wholly owned subsidiary of Galen. The acquisition is to be effected by way of a scheme of arrangement to be proposed to Warner Chilcott shareholders (the "Scheme"). The Scheme is subject to sanction by the High Court of Ireland.

Under the Transaction Agreement, Galen proposes to issue 2.5 new Galen shares for each Warner Chilcott share (equivalent to 2.5 Galen shares for each Warner Chilcott ADS) pursuant to the terms of the Scheme. The proposed acquisition of Warner Chilcott in consideration for new Galen shares (the "Transaction") is expected to be tax free to Warner Chilcott's US, UK and Republic of Ireland shareholders and ADS holders.


Galen will seek the listing of the new Galen shares on Nasdaq in American Depositary Share ("ADS") form.


Based on the closing mid-market price per Galen share of 612.5p ($9.58) on May 3, 2000, the terms of the Transaction value each Warner Chilcott share at $23.94 (1,531.3p) and the total current issued share capital of Warner Chilcott at approximately $296.5 million ((pound sterling) 189.6 million) (or $406.3 million ((pound sterling) 259.9 million) on a fully diluted basis). The terms of the Transaction represent a premium of 33.0 % over the closing price of $18.00 per Warner Chilcott ADS on Nasdaq on May 3, 2000 and a premium of 57.0 % over the average closing price of a Warner Chilcott ADS for the last 30 business days ended 3rd May, 2000.


The scheme will require the approval of Warner Chilcott shareholders. Due to the size of the Transaction, Galen will seek the approval of its shareholders at an EGM. Subject to appropriate regulatory clearances in the US, Republic of Ireland and UK, it is currently the intention of Warner Chilcott and Galen to send the relevant documentation to their respective shareholders in July 2000. The Scheme is currently expected to become effective and the Transaction to complete by the end of August 2000.

Credit Suisse First Boston served as financial adviser to Warner Chilcott in this transaction and Merrill Lynch served as financial adviser to Galen. Hoare Govett Limited are sole UK and European broker to Galen, Goodbody Stockbrokers are broker to Galen in Ireland and Merrill Lynch are broker to Galen in the US.

Merger Will Create a Fully Integrated, International Pharmaceutical Company

The Transaction will create a significant international specialty pharmaceutical products and services group with combined pro forma revenues of $233.2 million ((pound sterling) 143.1 million), with a sales force of approximately 260 servicing the US and approximately 65 servicing the UK and Ireland. Based on the closing mid-market price per Galen share of (pound sterling) 612.5p ($9.58) on May 3, 2000, the pro forma combined market capitalization of the combined group would be approximately $1.5 billion ((pound sterling) 969.1 million).

Major benefits of the combination include:

     - Strengthened women's healthcare portfolio. The combined entity will benefit from the combination of Galen's pipeline of proprietary women's healthcare products and Warner Chilcott's women's healthcare focused sales and marketing organization in the US. In particular, the transaction will enable Galen both to commercialize its intravaginal ring drug delivery system ("IVR"), and, by retaining the distribution margin, to achieve a greater economic stake in any future success of products using the IVR platform technology. The strength of Warner Chilcott's US sales and marketing organization will be improved by Galen's pipeline of proprietary products, enhanced product development capability and current GMP (good manufacturing practice) manufacturing capacity.

     - Greater opportunities for growth and acquisitions. With its greater scale and profitability, the combined entity expects to pursue acquisitions both in the UK and the US as well as to seek selective in-licensing opportunities from the pharmaceutical industry.

     - An international management team with extensive pharmaceutical expertise. The executive management of the combined entity, which will be continue to be called Galen Holdings PLC, will consist of two members each from Galen and Warner Chilcott. Dr. John King will be Chairman of the Board, Roger Boissonneault will be Chief Executive Officer, Geoffrey Elliott will be Chief Financial Officer and Paul Herendeen will be Executive Vice President and Director of Business Development. All four executives will serve on the Board of Directors.

     - Increased investor profile and enhanced liquidity. The combined entity will have listings in London, Dublin and Nasdaq and will offer investors an opportunity to invest in a larger company with a growing international presence and geographical reach.

Commenting, Roger Boissonneault, President and Chief Operating Officer of Warner Chilcott, said:

"The most exciting element of this transaction is the opportunity to combine the complementary strengths of our management teams. With the scale to be competitive in segments of both the UK and the US markets we will have access to a broad range of initiatives and the strength to capitalize on those we choose to pursue. Warner Chilcott's Board of Directors is unanimous in its support for the Offer and believes that it is in the best interests of Warner Chilcott shareholders, customers and employees. Our entire senior management team is looking forward to developing the business as a combined entity."

Commenting on the Offer, Dr. John King, Chief Executive Officer of Galen, said:

"This transaction is a major step in internationalizing the Galen business and provides Galen with immediate product marketing and distribution strength in the US, the world's largest pharmaceutical market. The combination will allow us to geographically expand the distribution of our women's healthcare portfolio, including our IVR product, within Galen without having to give away value from out-licensing deals. The enlarged group will have a larger therapeutic and geographic base with significant combined sales forces in the US, UK and Ireland providing a strong platform to take the enlarged business forward."

Galen Holdings, PLC

Galen is an integrated pharmaceutical company, based in Northern Ireland. The company was founded in 1968 and was listed on the London Stock Exchange in 1997. Galen develops and manufactures branded prescription pharmaceutical products, which are promoted by its 65 person sales and marketing organisation in the United Kingdom and Ireland. Galen's Ethical Pharmaceutical Services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and uses computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. The Services division also provides a 'bench-to-pilot-scale' specialist chemical synthesis service for the research-based pharmaceutical industry through its SynGal and QuChem units. In 1997, Galen opened its first pharmaceutical services facility in the United States to meet the needs of a global marketplace.

Galen's research and development activity focuses on the development of proprietary drug delivery applications and technologies. Galen has a solid pipeline of proprietary products in development for the women's healthcare market including an intravaginal ring drug delivery system (IVR) that is designed to deliver a consistent dose of a wide range of medicines over extended periods of time.

The company has lodged its first marketing authorization application in the UK, for the estradiol-based IVR for hormone replacement therapy (HRT), and anticipates the UK launch of the product during the second half of 2000, with the European launch expected to follow in late 2001. Galen is also targeting a US NDA application for late 2000. A phase III trial for the estradiol/progestin IVR for continuous combined HRT is planned for the current financial year, with anticipated marketing authorization applications in the US and UK during 2002, with Europe one year later. Galen has also developed proprietary topical drug delivery technology based on the improved skin penetrating properties of eutectic mixtures of pharmacologically active agents.

Galen has an impressive track record of profitable growth generated both organically and through acquisition. Since 1995 revenues have nearly tripled from (pound sterling) 23.3 million to (pound sterling) 67.0 million ($36.9 million to $109.2 million) while profit before taxation and exceptional items increased five-fold from (pound sterling) 3.6 million to (pound sterling) 18.4 million ($5.7 million to $30.0 million).

Warner Chilcott, PLC

Warner Chilcott develops and markets branded prescription pharmaceutical products in the United States, primarily focused on the women's health therapeutic category. The company was formed in 1992 and its shares became publicly traded in ADS form on Nasdaq in 1997. Through its national US sales force of approximately 260 representatives, Warner Chilcott markets branded pharmaceutical products directly to physician specialists across the US, particularly obstetrician/gynecologists and urologists. The Company's principal offices are in Dublin, Ireland and Rockaway, New Jersey. On February 15, 2000, Warner Chilcott acquired three women's healthcare products from Bristol-Myers Squibb for a total consideration of $175.1 million. The acquired brands, which generated nearly $50 million in revenues during 1999, are Estrace(R) vaginal cream, an estrogen replacement therapy product, and two oral contraceptives, Ovcon(R) 35 and Ovcon(R) 50.

On a pro forma basis after giving effect to the recent acquisition of the three branded pharmaceutical products from Bristol-Myers Squibb and the financing thereof, Warner Chilcott would have had, on a US GAAP basis, total revenues and income before taxes for the twelve months ended December 31, 1999 of $124.0 million ((pound sterling) 76.1 million) and $4.8 million ((pound sterling) 3.0 million), respectively and would have had net assets as at December 31, 1999 of $98.3 million ((pound sterling) 60.3 million).

Recommendations

The Directors of Warner Chilcott, who have been so advised by CSFB, consider the Transaction to be fair to Warner Chilcott shareholders from a financial point of view. In providing advice to the Directors, CSFB has taken into account the commercial assessments of the Directors. The Directors of Warner Chilcott intend unanimously to recommend Warner Chilcott shareholders to vote in favor of the resolutions necessary to implement the Scheme and related transactions.

The Directors of Galen, who have been advised by Merrill Lynch, Galen's financial adviser, consider the terms of the Transaction to be fair and reasonable. In providing its advice, Merrill Lynch has relied on the Directors' commercial assessments. Additionally, the Directors believe the transaction to be in the best interests of the Shareholders as a whole and, accordingly, unanimously recommend Shareholders to vote in favour of the resolution(s) to be proposed at the extraordinary general meeting of Galen, as they intend to do in respect of their own beneficial holdings of, in aggregate, 68.0 million Galen Shares, representing approximately 53.4 per cent of Galen's existing issued share capital. Dr. Allen McClay, Dr. John King and Geoffrey Elliott, whose aggregate interests represent 53.1 per cent of the Galen shares in issue, have given indicative undertakings to Warner Chilcott that they will vote in favour of the resolution to be proposed to approve the Transaction.

Investors and security holders are advised to read the proxy statement and such other documents that may be distributed by Galen and Warner Chilcott ("Shareholder Documentation") regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The Shareholder Documentation will be filed with the Securities and Exchange Commission by Galen and Warner Chilcott. Investors and security holders may obtain free copies of the Shareholder Documentation (when available) and other documents filed by Galen and Warner Chilcott with the Commission at the Commission's web site at www.sec.gov. The Shareholder Documentation and such other documents may also be obtained for free from Warner Chilcott by directing such requests to: Warner Chilcott PLC, 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, USA, Attention:
Investor Relations, telephone: +1 973 442 3200, e-mail: cst@wclabs.com or from Galen by directing such requests to: Galen Holdings PLC, Seagoe Industrial Estate, Craigavon, Northern Ireland, BT63 5UA, Attention: Investor Relations, telephone: +44 28 3833 4974, e-mail: info@galenplc.co.uk.

Warner Chilcott and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Warner Chilcott with respect to the transactions contemplated by the Transaction Agreement. Information regarding such officers and directors is included in Warner Chilcott's proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on April 13, 2000 and its Annual Report on Form 10-K for the year ended December 31, 1999 filed with the commission on March 16, 2000. These documents are available free of charge at the Commission's web site at http://www.sec.gov and from Warner Chilcott at the address set forth above.

The securities offered will not be or have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

This press release contains forward-looking statements which are based on assumptions and external factors, including assumptions relating to, but not limited to, the compatibility of the combined businesses, regulatory action, product pricing, competitive market conditions, unaudited financial data, new product development and other risks or uncertainties detailed from time to time in filings with the Securities and Exchange Commission. These forward-looking statements represent the companies' judgment as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

Contacts:


WARNER CHILCOTT                              GALEN
Diane M. Cady                                John King
Sr. Vice President, Investor Relations       Geoffrey Elliott
Telephone: (973) 442-3327 or (800) 521-8813  Telephone: +44 207 628 1000 (today only)
                                             Telephone: +44 28 33 4974
                                                  (thereafter)

CSFB                                         MERRILL LYNCH
Financial adviser                            Financial adviser and sponsor
Stephanie Leouzon/Magnus Scaddan             Mark Preston/Michael Frost/Martin
Telephone: +44 207 888 8888                       Brass
                                             Telephone: +44 207 628 1000

                                             MERRILL LYNCH
                                             Sole US Broker
                                             Peter Moorhouse/Wayland Austin
                                             Telephone: +44 207 772-1000

                                             HOARE GOVETT LIMITED
                                             Sole UK and European broker
                                             Andrew Chapman/Jim Wight
                                             Telephone: +44 207 678 8000

                                             GALEN FINANCIAL DYNAMICS
                                             Andrew Dowler/Sophie Pender-Cudlip
                                             Telephone: +44 207 831 3113

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN
OR INTO AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

                                                              4th May, 2000

                               GALEN HOLDINGS PLC
                                    ("GALEN")
                       ACQUISITION OF WARNER CHILCOTT PLC
                               ("WARNER CHILCOTT")

                             NASDAQ LISTING OF GALEN

    BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL PRODUCTS AND SERVICES
                                    BUSINESS

- The Boards of Galen and Warner Chilcott announce today that they have entered into an agreement (the "Transaction Agreement") under which Warner Chilcott will become a wholly owned subsidiary of Galen. The acquisition is to be effected by way of a scheme of arrangement to be proposed to Warner Chilcott shareholders (the "Scheme"). The Scheme is subject to sanction by the High Court of Ireland.

- Under the Transaction Agreement, Galen proposes to issue 2.5 new Galen shares for each Warner Chilcott share (equivalent to 2.5 Galen shares for each Warner Chilcott ADS) pursuant to the terms of the Scheme. The proposed acquisition of Warner Chilcott in consideration for new Galen shares (the "Transaction") is expected to be tax free to Warner Chilcott's US, UK and Republic of Ireland shareholders and ADS holders.

- Galen will seek the listing of the new Galen shares on NASDAQ (in American Depositary Share ("ADS") form).

- Based on the closing mid-market price per Galen share of 612.5p ($9.58) on 3rd May, 2000, the terms of the Transaction value each Warner Chilcott share at $23.94 (1,531.3p) and the total current issued share capital of Warner Chilcott at approximately $296.5 million ((pound sterling) 189.6 million) (or $406.3 million ((pound sterling) 259.9 million) on a fully diluted basis). The terms of the Transaction represent a premium of 33.0 per cent. over the closing price of $18.00 per Warner Chilcott ADS on NASDAQ on 3rd May, 2000 and a premium of 57.0 per cent. over the average closing price of a Warner Chilcott ADS for the last 30 business days ended 3rd May, 2000.

- The Transaction will create a significant international specialty pharmaceutical products and services group with combined UK/Irish GAAP proforma revenues of (pound sterling) 143.1 million ($233.2 million). Additional UK/Irish GAAP proforma financial information is included in Appendix I. Based on the closing mid-market price per Galen share of 612.5p ($9.58) on 3rd May, 2000, the pro forma combined market capitalisation of the enlarged group would be approximately (pound sterling) 969.1 million ($1.5 billion).

- The enlarged group will benefit from the combination of Galen's pipeline of proprietary women's healthcare products and Warner Chilcott's women's healthcare focused sales and marketing organisation in the US. In particular, the Transaction will enable Galen both to commercialise its intravaginal ring drug delivery system ("IVR"), and, by retaining the distribution margin, to achieve a greater economic stake in any future success of products using the IVR platform technology. The strength of Warner Chilcott's US sales and marketing organisation will be improved by Galen's pipeline of proprietary products, enhanced product development capability and current GMP (good manufacturing practice) manufacturing capacity.

- The enlarged group will also focus on developing its women's healthcare franchise by growing sales of the three branded pharmaceutical products, Estrace(R) cream, Ovcon 35(R) and Ovcon 50(R), that Warner Chilcott recently acquired from Bristol-Myers Squibb.

- The enlarged group has a sales force of approximately 260 servicing the US and approximately 65 servicing the UK and Ireland. Furthermore, given this greater scale and expanded marketing capacity, it is expected that the enlarged group will represent an attractive partner for the in-licensing or acquisition of products from the biotechnology and pharmaceutical industries, providing further opportunities for growth.

- On the Scheme becoming effective, a number of changes will be made to the Galen Board. Dr. Allen McClay will relinquish his executive responsibilities and will become Non-executive President. Dr. John King will become Executive Chairman and Dr. Harold Ennis will be appointed Non-executive Vice-Chairman. Geoffrey Elliott will continue as Finance Director, and Alan Armstrong will become Executive Director and Chief Executive, Ethical Pharmaceutical Services. Warner Chilcott has an experienced management team and the Board of Galen is delighted that Roger Boissonneault and Paul Herendeen have agreed to join the Galen Board as Chief Executive Officer and Executive Vice President and Director of Business Development, respectively.

- In the year ended 30th September, 1999, Galen had, on a UK GAAP basis, sales and EBITDA of (pound sterling) 67.0 million ($109.2 million) and (pound sterling) 22.4 million ($36.5 million) respectively. Warner Chilcott, on a pro forma basis after giving effect to the recent acquisition of three branded pharmaceutical products from Bristol-Myers Squibb, would have had, on a US GAAP basis, sales and EBITDA for the twelve months ended 31st December, 1999 of $124.0 million ((pound sterling) 76.1 million) and $41.1 million ((pound sterling) 25.2 million) respectively. The Board of Galen expects the acquisition of Warner Chilcott by Galen to be earnings accretive on a pre-exceptional and pre-amortisation of goodwill and intangible assets basis in the first full year post acquisition.

- Based on the current issued share capital of Warner Chilcott, Galen shareholders are expected to hold approximately 80 per cent. and Warner Chilcott shareholders approximately 20 per cent. of the enlarged issued share capital of Galen. On a fully diluted basis, Galen shareholders are expected to hold approximately 75 per cent. and Warner Chilcott shareholders approximately 25 per cent. of the enlarged share capital of Galen.

- Warner Chilcott is listed on NASDAQ (ticker: WCRX). Warner Chilcott markets branded pharmaceutical products in the US, primarily in the large and growing women's health therapeutic category, through approximately 260 representatives, one of the larger salesforces found in women's healthcare products in the US.

- Galen is listed on the London Stock Exchange (ticker: GAL). Galen's Ethical Pharmaceutical Products business develops and manufactures branded prescription pharmaceutical products. The Ethical Pharmaceutical Services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and uses computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. The division also provides a 'bench-to-pilot-scale' specialist chemical synthesis service for the research-based pharmaceutical industry through its SynGal and QuChem units.

- Due to the size of the Transaction, Galen will seek the approval of its shareholders at an EGM. Meetings will also be held for Warner Chilcott shareholders. Subject to appropriate regulatory clearances in the US, Republic of Ireland and UK, it is currently the intention of Galen and Warner Chilcott to send the relevant documentation to their respective shareholders in July 2000. The Scheme is currently expected to become effective and the Transaction to complete by the end of August 2000.

Commenting on the Transaction, Dr. John King, Chief Executive Officer of Galen, said:

"This transaction is a major step in internationalising the Galen business and provides Galen with immediate product marketing and distribution strength in the US, the world's largest pharmaceutical market. The combination will allow us to geographically expand the distribution of our women's healthcare portfolio, including our IVR product, within Galen without having to give away value from out-licensing deals. The enlarged group will have a larger therapeutic and geographic base with significant combined sales forces in the US, UK and Ireland providing a strong platform to take the enlarged business forward."

Roger Boissonneault, President and Chief Operating Officer of Warner Chilcott, who will be joining the Galen Board, added:

"The most exciting element of this transaction is the opportunity to combine the complementary strengths of our management teams. With the scale to be competitive in segments of both the UK and the US markets we will have access to a broad range of initiatives and the strength to capitalize on those we choose to pursue. Warner Chilcott's Board of Directors is unanimous in its support for the Transaction and believes that it is in the best interests of Warner Chilcott shareholders, customers and employees. Our entire senior management team is looking forward to developing the business as a combined entity."

A presentation to analysts will be held at 10.00 a.m. today at the Merrill Lynch Client Centre, 7th Floor, 25 Ropemaker Street, London EC2Y 9LY. Shareholders are also welcome to attend the analysts presentation.

Enquiries:

GALEN                                        WARNER CHILCOTT
Dr. John King                                Roger Boissonneault
Geoffrey Elliott                             Telephone (today): +44 207 628 1000
Telephone (today): +44 207 628 1000          Diane Cady
Telephone (thereafter): +44 28 38 33 4974    Telephone: +1 973 442 3200

MERRILL LYNCH                                CSFB
Financial Advisor & Sponsor                  Financial Advisor
Mark Preston                                 Stephanie Leouzon
Michael Frost                                Magnus Scaddan
Martin Brass                                 Telephone: +44 207 888 8888
Telephone: +44 207 628 1000

MERRILL LYNCH
Sole US broker
Peter Moorhouse
Wayland Austin
Telephone: +44 207 772 1000

HOARE GOVETT LIMITED
Sole UK and European broker
Andrew Chapman
Jim Wight
Telephone: +44 207 678 8000

GOODBODY STOCKBROKERS
Sole Irish broker
Joan Garahy
Telephone: +353 1 667 0400

FINANCIAL DYNAMICS
Andrew Dowler
Sophie Pender-Cudlip
Telephone: +44 207 831 3113


This summary should be read in conjunction with the accompanying full text announcement.

Merrill Lynch International ("Merrill Lynch"), which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Galen and no one else in connection with the Transaction and will not be responsible to anyone other than Galen for providing the protections afforded to customers of Merrill Lynch, nor for providing advice in relation to the Transaction.

Credit Suisse First Boston (Europe) Limited ("CSFB"), which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Warner Chilcott and no one else in connection with the Transaction and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of CSFB, nor for providing advice in relation to the Transaction.

This press release has been issued by Galen and Warner Chilcott. It has been approved by Merrill Lynch and CSFB solely for the purposes of Section 57 of the UK Financial Services Act 1986. For the purposes of the Investment Intermediaries Act 1995 for Ireland, Merrill Lynch and CSFB are authorised to conduct investment business in the UK by The Securities and Futures Authority Limited. The address of Merrill Lynch is 25 Ropemaker Street, London EC2Y 9LY and the address of CSFB is 1 Cabot Square, London E14 1QJ.

This press release contains forward-looking statements which are based on assumptions and external factors, including assumptions relating to, but not limited to, the compatibility of the combined businesses, regulatory action, product pricing, competitive market conditions, unaudited financial data, new product development and other risks or uncertainties. These forward-looking statements represent the companies' judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the earnings per share of Galen as enlarged by the Transaction for the current year or future years will necessarily match or exceed the historical published earnings per share of Galen and Warner Chilcott.

This announcement does not constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe for any shares in Galen nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription. No representation or warranty, express or implied, is made or given by Galen as to the accuracy or completeness of the information or the opinions contained in this announcement and no liability is accepted for any such information or opinions.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from Australia, Canada or Japan.

Investors and security holders are advised to read the proxy statement and such other documents that may be distributed by Galen and Warner Chilcott ("Shareholder Documentation") regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The Shareholder Documentation will be filed with the Securities and Exchange Commission by Galen and Warner Chilcott. Investors and security holders may obtain free copies of the Shareholder Documentation (when available) and other documents filed by Galen and Warner Chilcott with the Commission at the Commission's web site at www.sec.gov. The Shareholder Documentation and such other documents may also be obtained for free from Warner Chilcott by directing such requests to: Warner Chilcott PLC, 80 Corporate Centre, 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, USA, Attention: Investor Relations, telephone: +1 973 442 3200, e-mail: cst@wclabs.com or from Galen by directing such requests to: Galen Holdings PLC, Seagoe Industrial Estate, Craigavon, Northern Ireland, BT63 5UA, Attention:
Investor Relations, telephone: +44 28 3833 4974, e-mail:
info@galenplc.co.uk.

Warner Chilcott and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Warner Chilcott with respect to the transactions contemplated by the Transaction Agreement. Information regarding such officers and directors is included in Warner Chilcott's Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on 13th April, 2000 and its Annual Report on Form 10-K for the year ended 31st December, 1999 filed with the Commission on 16th March, 2000. These documents are available free of charge at the Commission's web site at and from Warner Chilcott at the address set forth above.

Certain financial data (including the pro forma information) contained in this document is calculated on or derived from data which is based on UK or US generally accepted accounting principles. Investors and security holders should be aware that this financial data may be reconciled to US or UK generally accepted accounting principles in the Shareholder Documentation and accordingly such financial data may be different in such Shareholder Documentation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN
OR INTO AUSTRALIA, CANADA OR JAPAN


                                                              4th May, 2000


                               GALEN HOLDINGS PLC
                                    ("GALEN")
                       ACQUISITION OF WARNER CHILCOTT PLC
                               ("WARNER CHILCOTT")

    BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL PRODUCTS AND SERVICES
                                    BUSINESS

1.   Introduction

The Boards of Galen and Warner Chilcott announce today that they have entered into an agreement under which Warner Chilcott will become a wholly owned subsidiary of Galen. The acquisition is to be effected by way of a scheme of arrangement to be proposed to Warner Chilcott shareholders.

The agreement sets out certain conditions to the implementation of the Scheme, including: the approval of Warner Chilcott shareholders and Galen shareholders, the sanctioning of the Scheme by the High Court of Ireland, and Galen shares being admitted to listing in American Depository Share form on NASDAQ. A summary of the terms and conditions of the Transaction is set out in Appendix II to this document.

The Transaction is expected to be tax free to Warner Chilcott's US, UK and Republic of Ireland shareholders and ADS holders.


2.   The Transaction

Under the agreement, Galen shareholders will retain their shares in Galen and Warner Chilcott shareholders will be entitled to receive:

For every Warner Chilcott share              2.5 new Galen shares

and so in proportion for any other number of Warner Chilcott shares held. Holders of Warner Chilcott ADSs (each representing one Warner Chilcott share) will receive Galen ADSs.

Based on the closing mid-market price per Galen share of 612.5p ($9.58) on 3rd May, 2000, the Transaction values each Warner Chilcott share and ADS at $23.94 (1,531.3p) and the total current issued share capital of Warner Chilcott at $296.5 million ((pound sterling) 189.6 million) (or $406.3 million ((pound sterling) 259.9 million) on a fully diluted basis).

The Transaction represents a premium of 33.0 per cent. over the closing price of $18.00 per Warner Chilcott ADS on 3rd May, 2000 and a premium of 57.0 per cent. over the average closing price per Warner Chilcott ADS for the 30 business days ending 3rd May, 2000.

Based on the current issued share capital of Warner Chilcott, Galen shareholders will hold approximately 80 per cent. and Warner Chilcott shareholders approximately 20 per cent. of the enlarged issued share capital of Galen. On a fully diluted basis, Galen shareholders will hold approximately 75 per cent. and Warner Chilcott shareholders approximately 25 per cent. of the enlarged issued share capital of Galen.

No fractions of new Galen shares will be issued to Warner Chilcott shareholders. Any fractional entitlements shall be rounded down to the nearest whole number of new Galen shares.

The new Galen shares to be issued under the Scheme will rank pari passu in all respects with Galen shares in issue at the Effective Time.


3.   Background to and Reasons for the Transaction

The Transaction is expected to create an integrated international pharmaceutical company with a variety of revenue platforms in attractive high growth sectors.

In particular, the Transaction represents the opportunity to create a new force in the women's healthcare market with both Galen and Warner Chilcott contributing product portfolios which have significant potential in this marketplace and with sales and marketing organisations which are geographically complementary.

The change in scale resulting from the Transaction is expected to provide the enlarged entity with, inter alia, the following benefits which, together, would establish a platform for future growth:

-    Complementary business strengths;

-    Greater geographic breadth;

-    Enhanced opportunities for growth and retention of earnings;

-    International management team with extensive sectoral expertise; and

-    Increased investor profile and enhanced liquidity.

Complementary business strengths

The marketing of products using Galen's intravaginal ring drug delivery system
(IVR) will be able to benefit from Warner Chilcott's women's healthcare focused sales and marketing organisation in the US.

The enlarged group will also focus on developing its women's healthcare franchise by growing sales of Estrace(R) cream, Ovcon 35(R) and Ovcon 50(R), the three branded pharmaceutical products that Warner Chilcott recently acquired from Bristol-Myers Squibb.

The enlarged group's enhanced marketing strength in the women's healthcare segment will also be complemented by a presence in the therapeutic areas of analgesia, gastro-intestinal, infection control, urology and cardiology.

Greater geographic breadth

The improved geographic breadth of the enlarged group resulting from Galen's established presence in the UK and Ireland and Warner Chilcott's strength in the US are expected to increase the commercial opportunities open to the enlarged group both from its existing product portfolio and from acquisition and in-licensing opportunities.

Enhanced opportunities for growth and retention of earnings

The complementary business strengths of Galen and Warner Chilcott and the greater geographic breadth of the enlarged group will not only provide future growth potential but also represent an opportunity to retain a greater economic stake in the success of Galen's IVR products by capturing the US distribution margin.

International management team with extensive sectoral experience

The enlarged group will have a high calibre and experienced management team. The executive directors of the enlarged group have more than 75 years of experience in the pharmaceutical industry.

Increased investor profile and enhanced liquidity

Galen has listings in London and Dublin and will seek a listing on NASDAQ which will offer investors an opportunity to invest in a larger company with a growing international presence and geographical reach.


4.   Management

On the Scheme becoming effective, a number of changes will be made to the Galen Board. Dr. Allen McClay will relinquish his executive responsibilities and will become Non-executive President. Dr. John King will become Executive Chairman and Dr. Harold Ennis will be appointed Non-executive Vice-Chairman. Geoffrey Elliott will continue as Finance Director and Alan Armstrong will become Executive Director and Chief Executive, Ethical Pharmaceutical Services.

Warner Chilcott has an experienced management team and the board of Galen is delighted that Roger Boissonneault and Paul Herendeen have agreed to join the Galen Board as Chief Executive Officer and Executive Vice President and Director of Business Development, respectively. Following completion of the Transaction, the board of the enlarged group will therefore comprise:

Name                     Position in enlarged group
Dr. John King            Executive Chairman

Roger Boissonneault      Chief Executive Officer

Geoffrey Elliott         Chief Financial Officer

Alan Armstrong           Executive Director and Chief Executive, Ethical
                         Pharmaceutical Services

Paul Herendeen           Executive Vice President and Director of Business
                         Development

Dr. Allen McClay OBE     Non-Executive President

Dr. Harold Ennis OBE     Non-Executive Vice-Chairman

David Gibbons MBE        Non-Executive Director

Dr. Michael Carter       Non-Executive Director

Both Roger Boissonneault and Paul Herendeen have agreed, conditional upon the Scheme becoming effective, new employment agreements with the enlarged group. Each new director will be entitled to a severance payment equivalent to 12 months' salary in the event of a termination without cause. However, in the event of a change of control of Galen, such payment shall be an amount equal to 18 months' salary. Both new directors are required to give 12 months' notice in order to terminate their agreements. The directors are also entitled to a bonus payable by Warner Chilcott on the consummation of the Acquisition and, in certain specified circumstances, a retention bonus on the first anniversary of the effective date.


5.   Information on Galen

Galen is an integrated pharmaceutical company, based in Northern Ireland. The company was founded in 1968 and was listed on the London Stock Exchange in 1997. Galen develops and manufactures branded prescription pharmaceutical products, which are promoted by its 65 person sales and marketing organisation in the United Kingdom and Ireland. Galen's Ethical Pharmaceutical Services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and uses computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. The division also provides a 'bench-to-pilot-scale' specialist chemical synthesis service for the research-based pharmaceutical industry through its SynGal and QuChem units. In 1997, Galen opened its first pharmaceutical services facility in the United States to meet the needs of a global marketplace.

Galen's research and development activity focuses on the development of proprietary drug delivery applications and technologies. Galen has a solid pipeline of proprietary products in development for the women's healthcare market including an intravaginal ring drug delivery system (IVR) that is designed to deliver a consistent dose of a wide range of medicines over extended periods of time.

The company has lodged its first marketing authorisation application in the UK, for the estradiol-based IVR for HRT, and anticipates the UK launch of the product during the second half of 2000, with the European launch expected to follow in late 2001. Galen is also targeting a US NDA application for late 2000. A phase III trial for the estradiol/progestogen IVR for continuous combined HRT is planned for the current financial year, with anticipated marketing authorisation applications in the US and UK during 2002, with Europe one year later. Galen has also developed proprietary topical drug delivery technology based on the improved skin penetrating properties of eutectic mixtures of pharmacologically active agents.

Galen has an impressive track record of profitable growth generated both organically and through acquisition. Since 1995, revenues have nearly tripled from (pound sterling) 23.3 million to (pound sterling) 67.0 million ($36.9 million to $109.2 million) while profit before taxation and exceptional items increased five-fold from (pound sterling) 3.6 million to (pound sterling) 18.4 million ($5.7 million to $30.0 million).


6.   Information on Warner Chilcott

Warner Chilcott develops and markets branded prescription pharmaceutical products in the United States, primarily focused on the women's health therapeutic category. The company was formed in 1992 and its shares became publicly traded in ADS form on NASDAQ in 1997. Through its national US sales force of approximately 260 representatives, Warner Chilcott markets branded pharmaceutical products directly to physician specialists across the US, particularly obstetrician/gynaecologists and urologists. The company's principal offices are in Dublin, Ireland and Rockaway, New Jersey. For the year ended 31st December, 1999, Warner Chilcott had, on a US GAAP basis, total revenues and loss before taxes of $74.0 million ((pound sterling) 45.4 million) and $6.7 million ((pound sterling) 4.1 million) respectively. As at 31st December, 1999, Warner Chilcott had net assets of $99.0 million ((pound sterling) 60.1 million).

On 15th February, 2000, Warner Chilcott acquired three women's healthcare products from Bristol-Myers Squibb for a total consideration of $175.1 million. The acquired brands, which generated nearly $50 million in revenues during 1999, are Estrace(R) vaginal cream, an estrogen replacement therapy product, and two oral contraceptives, Ovcon(R) 35 and Ovcon(R) 50.

On a pro forma basis after giving effect to the recent acquisition of the three branded pharmaceutical products from Bristol-Myers Squibb and the financing thereof, Warner Chilcott would have had, on a US GAAP basis, total revenues and income before taxes for the twelve months ended 31st December, 1999 of $124.0 million ((pound sterling) 76.1 million) and $4.8 million ((pound sterling) 3.0 million), respectively and would have had net assets as at 31st December, 1999 of $98.3 million ((pound sterling) 59.7 million).

Warner Chilcott released its results for the quarter ended 31st March, 2000 on 3rd May, 2000.


7.   Further details of the Scheme

The acquisition is to be effected by way of a scheme of arrangement of Warner Chilcott under Section 201 of the Irish Companies Act, 1963, in accordance with the terms and conditions of the Transaction Agreement dated 4th May, 2000. The Scheme will provide for the cancellation of all Warner Chilcott shares in issue at the record date for the Scheme, in consideration for the issue of new Galen shares to Warner Chilcott shareholders. Warner Chilcott will become a wholly-owned subsidiary of Galen. Implementation of the Scheme is subject to the conditions set out in the Transaction Agreement and to the rights of Warner Chilcott or Galen to terminate the Transaction Agreement in certain circumstances. A summary of the terms and conditions is set out in Appendix II to this document.

Meetings of Warner Chilcott shareholders to consider and vote on resolutions to approve the Scheme and certain related matters necessary to implement the Scheme will be convened. A proxy statement for the meetings is currently expected to be posted to Warner Chilcott shareholders in July 2000.

The Scheme will also require the sanction of the High Court of the Republic of Ireland.

Due to its size, the Transaction is subject to the approval of Galen shareholders at an EGM. It is expected that the appropriate documentation will be dispatched to Galen shareholders in July 2000.

The Scheme is currently expected to become effective and the Transaction to complete by the end of August 2000.

Application will be made to the UK Listing Authority and the Dublin Stock Exchange for the new Galen shares to be admitted to their respective Official Lists and to trading on the London Stock Exchange. In addition, application will be made to NASDAQ for the admission to trading of the new Galen ADSs.


8.   Warner Chilcott Options and Warrants

It is expected that all outstanding options and warrants over Warner Chilcott shares will become vested upon the Scheme becoming effective.

It is proposed that outstanding options over Warner Chilcott shares will be adjusted upon the Scheme becoming effective so that they become options over Galen shares on the same basis as under the Scheme. Roger Boissonneault and Paul Herendeen have specifically agreed to roll-over their options over Warner Chilcott shares for options over Galen shares and not to exercise any of these options for a period expiring, at the latest, on the date of publication of the interim financial results of Galen for the six month period ending 31st March, 2001.

In addition, amendments will be proposed to Warner Chilcott's Articles of Association so that any Warner Chilcott shares issued after the Effective Time will automatically be transferred to Galen in exchange for new Galen shares on the same basis as under the Scheme.

Up to 11.5 million Galen shares may be required to be issued pursuant to the exercise of Warner Chilcott options and warrants.


9.   Recommendations and undertakings

The Directors of Galen, who have been advised by Merrill Lynch, Galen's financial adviser, consider the terms of the Transaction to be fair and reasonable. In providing its advice, Merrill Lynch has relied on the Directors' commercial assessments. Additionally, the Directors believe the transaction to be in the best interests of the Shareholders as a whole and, accordingly, unanimously recommend Shareholders to vote in favour of the resolution(s) to be proposed at the extraordinary general meeting of Galen, as they intend to do in respect of their own beneficial holdings of, in aggregate, 68.0 million Galen Shares, representing approximately 53.4 per cent. of Galen's existing issued share capital.

The Directors of Warner Chilcott, who have been so advised by CSFB, consider the Transaction to be fair to Warner Chilcott shareholders from a financial point of view. In providing advice to the Directors, CSFB has taken into account the commercial assessments of the Directors. The Directors of Warner Chilcott intend unanimously to recommend Warner Chilcott shareholders to vote in favour of the resolutions necessary to implement the Scheme and related transactions.

Appendix III contains definitions of certain terms used in this announcement.

                                   APPENDIX I

                         PROFORMA FINANCIAL INFORMATION

The unaudited proforma financial information in respect of the enlarged group set out below is prepared for illustrative purposes only and because of its nature may not give a true picture of the results or financial position of the enlarged group. The proforma financial information is based on the audited consolidated financial statements of Galen for the year ended 30th September, 1999 adjusted to reflect the proposed acquisition of Warner Chilcott. The purpose of the proforma financial information is to illustrate the effect of the proposed acquisition on the results of the Galen Group as if the acquisition had taken place on 1st October, 1998 and on the net assets as if it had happened on 30th September, 1999. The proforma financial information has been prepared on the basis of the notes set out below.



UNAUDITED UK/IRISH GAAP PROFORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                          ADJUSTMENTS
                                                 ------------------------------------------------------------
                                      GALEN           WARNER
                                    RESULTS         CHILCOTT
                                    FOR THE      RESULTS FOR
                                 YEAR ENDED         THE YEAR                             WARNER
                                         30         ENDED 31            WARNER         CHILCOTT
                                  SEPTEMBER         DECEMBER          CHILCOTT         PURCHASE         GALEN
                                       1999             1999      TRANSACTIONS      ADJUSTMENTS       PLACING            PRO FORMA
                                     NOTE 1           NOTE 2            NOTE 3           NOTE 4        NOTE 5              RESULTS
                                     (POUND           (POUND            (POUND           (POUND        (POUND               (POUND
                                   STERLING)        STERLING)         STERLING)        STERLING)     STERLING)            STERLING)
                                        000              000               000              000           000                  000
Turnover                             67,010           45,434            30,683               --            --              143,127
Cost of sales                       (32,558)         (17,001)           (1,166)              --            --              (50,725)
                                   --------         --------          --------         --------      --------             --------
Gross profit                         34,452           28,433            29,517               --            --               92,402
Net operating expenses              (15,762)         (32,759)           (7,696)          (8,794)           --              (65,011)
                                   --------         --------          --------         --------      --------             --------
------------------------------------------------------------------------------------------------------------------------------------
EBITDA and non operating
exceptional items                    22,423           (1,897)           27,193               --            --               47,719
Depreciation
    - tangible fixed assets          (3,026)            (158)               --               --            --               (3,184)
    -intangible fixed assets            (36)          (2,271)           (5,155)              --            --               (7,462)
Amortisation of goodwill               (671)              --              (217)          (8,794)           --               (9,682)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)              18,690           (4,326)           21,821           (8,794)           --               27,391
Gain/(loss) on fixed asset
disposals                                --            1,684                --               --            --                1,684
Investment income                       925            1,389              (282)            (620)        1,701                3,113
Interest payable                     (1,210)          (1,848)          (14,458)              --           419              (17,097)
                                   --------         --------          --------         --------      --------             --------
Profit/(loss) before tax             18,405           (3,101)            7,081           (9,414)        2,120               15,091
Tax                                  (4,396)              --                --               --          (647)              (5,043)
                                   --------         --------          --------         --------      --------             --------
Profit/(loss) after tax              14,009           (3,101)            7,081           (9,414)        1,473               10,048
Minority interests                      (19)              --                --               --            --                  (19)
                                   --------         --------          --------         --------      --------             --------
Profit/(loss) for the
financial year                       13,990           (3,101)            7,081           (9,414)        1,473               10,029
                                   ========         ========          ========         ========      ========             ========


NOTES:

1 The results of Galen have been extracted from the audited consolidated financial statements and annual reports of Galen for the year ended 30th September, 1999.

2 The results of Warner Chilcott have been extracted from the audited financial statements and annual report of Warner Chilcott and its subsidiaries for the year ended 31st December, 1999, prepared in accordance with Irish GAAP, translated at $1.6295=(pound sterling) 1, the average exchange rate ruling during the year ended 30th September, 1999. Irish GAAP are substantially the same as UK GAAP.

3 These adjustments, referred to as the 'Warner Chilcott transactions', relate to the acquisition in February 2000 by Warner Chilcott of three branded pharmaceutical products from Bristol-Myers Squibb for $175.1 million, the issue contemporaneously of $200.0 million of 12 5/8% senior notes due 2008, the repayment of amounts outstanding under the company's prior working capital facility, the redemption of remaining senior subordinated discount notes due 2001 and the closure of a new senior credit facility.

         - Net sales and product contribution of the three products acquired for the year ended 31st December, 1999 were extracted from the audited statements of net sales and product contribution included in Form 8-K/A dated 21st April, 2000 which amends the report on Form 8-K of Warner Chilcott previously filed with the Securities and Exchange Commission on 28th February, 2000. All transactions were translated at $1.6295=(pound sterling) 1, the average exchange rate ruling for the year ended 30th September, 1999.

         - The turnover adjustment reflects the net sales of the three products acquired.

         - The cost of sales adjustment reflects the cost of sales of the three acquired products less an adjustment to reflect the amount that Warner Chilcott would have paid for product purchases under a 10 year supply agreement with Bristol-Myers Squibb.

         - The net operating expenses adjustment includes the selling, general and administration costs of the three acquired products plus the amortisation of the intangible assets associated with the product acquisitions.

         - The investment income adjustment is attributable to the reduction in the amount of cash available for investment of $9.8 million at an assumed investment rate of 4.7%.

         - The interest expense adjustment reflects additional interest payable resulting from the issuance of the notes at 12 5/8%, the expected availability fee of 0.375% on the new senior secured credit facility and the repayment of all other indebtedness.

4 Represents the amortisation of goodwill arising on the Transaction over 20 years and the reduction in investment income arising from the costs of the Transaction.

5 This adjustment relates to the placing on 25th November, 1999 of 6,000,000 new Galen shares at (pound sterling) 6.15 per share. Total proceeds, net of costs, amounted to (pound sterling) 36.4 million. The adjustment to the consolidated proforma profit and loss account represents the interest saving on borrowings eliminated by the proceeds and interest income on additional cash held as if the proceeds had been received on 1st October, 1998. Tax has been adjusted at the corporation tax rate for the year ended 31st December, 1999 of 30.5%.

UNAUDITED UK/IRISH GAAP PROFORMA NET ASSET STATEMENT

                                                                            ADJUSTMENTS
                                              -----------------------------------------------------------------------
                                                WARNER
                          GALEN AS            CHILCOTT
                             AT 30            AS AT 31               WARNER
                         SEPTEMBER            DECEMBER             CHILCOTT                GALEN               MERGER      PROFORMA
                              1999                1999         TRANSACTIONS              PLACING           ADJUSTMENT           NET
                            NOTE 1              NOTE 2               NOTE 3               NOTE 4               NOTE 5        ASSETS
                            (POUND              (POUND               (POUND               (POUND               (POUND        (POUND
                          STERLING)           STERLING)            STERLING)            STERLING)            STERLING)     STERLING)
                               000                 000                  000                  000                  000           000
FIXED ASSETS
Intangible assets           35,337              24,273              106,293                   --              175,886       341,789
Tangible assets             65,173                 715                   --                   --                   --        65,888
                          --------            --------             --------             --------             --------      --------
                           100,510              24,988              106,293                   --              175,886       407,677
                          --------            --------             --------             --------             --------      --------

CURRENT ASSETS
Stock                        8,829               2,444                   --                   --                   --        11,273
Debtors                     15,826               7,554                   --                   --                   --        23,380
Cash at bank and in
hand                         6,351              30,939               (5,960)              30,000              (11,032)       50,298
                          --------            --------             --------             --------             --------      --------
                            31,006              40,937               (5,960)              30,000              (11,032)       84,951

CREDITORS: amounts
falling due within
one year                   (27,112)             (6,621)                  --                6,385                   --       (27,348)
                          --------            --------             --------             --------             --------      --------
NET CURRENT ASSETS           3,894              34,316               (5,960)              36,385              (11,032)       57,603
                          --------            --------             --------             --------             --------      --------

TOTAL ASSETS LESS
CURRENT LIABILITIES        104,404              59,304              100,333               36,385              164,854       465,280

CREDITORS: amounts
falling due in more
than one year              (29,981)            (13,707)            (100,777)                  --                   --      (144,465)

Deferred income             (6,270)                 --                   --                   --                   --        (6,270)
                          --------            --------             --------             --------             --------      --------
NET ASSETS                  68,153              45,597                 (444)              36,385              164,854       314,545
                          ========            ========             ========             ========             ========      ========




Notes:

1 The net assets of Galen have been extracted from the audited consolidated financial statements of Galen for the year ended 30th September, 1999.

2 The net assets of Warner Chilcott have been extracted from its audited financial statements and annual report for the year ended 31st December, 1999, prepared in accordance with Irish GAAP and translated at $1.6469=(pound sterling) 1, being the exchange rate ruling at 30th September, 1999. Irish GAAP are substantially the same as UK GAAP.

3 These adjustments, referred to as the 'Warner Chilcott transactions', relate to the acquisition in February 2000 by Warner Chilcott of three branded pharmaceutical products from Bristol-Myers Squibb for $175.1 million, the issue contemporaneously of $200.0 million of 12 5/8% senior notes due 2008, the repayment of amounts outstanding under the company's prior working capital facility, the repayment of remaining senior subordinated discount notes due 2001 and the closure of a new senior credit facility. Cash in excess of that raised was required to finance the transaction of $9.8 million. All transactions were translated at $1.6469=(pound sterling) 1, the exchange rate ruling at 30th September, 1999.

4 This adjustment relates to the placing on 25th November, 1999 of 6,000,000 new Galen shares at (pound sterling) 6.15 per share. Total proceeds, net of costs, amounted to (pound sterling) 36.4 million.

5        Goodwill arising on the acquisition is calculated as follows:

                                                            (pound sterling) '000s
                Consideration (see below)                                  217,039
                Estimated expenses of the Acquisition                        4,000
                Less: Net tangible assets of Warner Chilcott
                at 31st December, 1999                                     (45,153)
                Goodwill on acquisition                                    175,886

         In preparing the proforma statement of new assets, the consideration has been calculated on the basis of 2.5 new Galen shares for each Warner Chilcott share. Based on the closing mid-market price per Galen share of 612.5p on 3rd May, 2000, the terms of the Transaction value each Warner Chilcott share at 1,531.3p and the total issued share capital of Warner Chilcott at approximately (pound sterling) 189.6 million. In addition consideration includes an amount of (pound sterling) 25.4 million relating to the options and warrants which are to be exchanged for Galen options. Consideration also takes into account compensation amounts totalling (pound sterling) 2.0 million triggered by the transaction. In accordance with the requirements of Financial Reporting Standard No. 7 "Fair Values in Acquisition Accounting" the fair value of the shares at the date of completion (based on market value at that date) and the fair value of the tangible net assets of Warner Chilcott at the same date is used for the calculation of the goodwill for inclusion in Galen accounts.

         (pound sterling) 11.0 million representing the total estimated transaction costs are shown as a reduction in cash balances.


6 No account has been taken of any trading or other transactions of Galen or Warner Chilcott since 30th September, 1999 and 31st December, 1999 respectively.

                                   APPENDIX II

                          SUMMARY TERMS AND CONDITIONS


1. The obligations of the parties to effect the Scheme are subject to (i) the satisfaction (or, to the extent permitted by the Transaction Agreement, waiver) of each of the conditions set out below on or before 29th December, 2000.

          (a) No Injunctions or Restraints. No judgement, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect or pending
          (i) imposing or seeking to impose material limitations on the ability of Galen to acquire or hold or to exercise full rights of ownership of any Warner Chilcott Shares; (ii) imposing or seeking to impose material limitations on the ability of Galen and its affiliates to combine, operate or control the business and assets of Warner Chilcott; (iii) imposing or seeking to impose other material sanctions, damages, or liabilities directly arising out of the Transactions on Galen or Warner Chilcott; (iv) requiring or seeking to require divestiture by Galen of all or any material portion of the business, assets or property of Warner Chilcott; or (v) preventing the consummation of the Transactions.

          (b) Governmental Action. No action or proceeding shall be instituted, proposed or threatened by any governmental entity seeking to prevent consummation of the Transaction, asserting the illegality of the Transaction or the Transaction Agreement or seeking material damages directly arising out of the transactions contemplated thereby which continues to be outstanding.

          (c) Galen Shareholder Approval. The approval in general meeting of Galen shareholders shall have been obtained.

          (d) Antitrust Laws.

               (i) The waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act 1976 (as amended) and any applicable foreign or supranational antitrust laws shall have expired or been terminated; and

               (ii) no action by the Department of Justice or Federal Trade Commission or any foreign or supranational agency or entity charged with enforcement of antitrust laws that are applicable to the transactions contemplated hereby challenging or seeking to enjoin the consummation of the Transaction shall have been instituted and be pending; and

               (iii) to the extent that the Irish Mergers, Takeovers and Monopolies (Control) Act, 1978 as amended (the "Mergers Act") is applicable, the Minister for Enterprise, Trade and Employment of Ireland shall have stated in writing, pursuant to Section 7(a) of the Mergers Act, that he/she does not intend to make an order under Section 9 of the Act in relation to the Transaction or, in the event of the said Minister making an order under Section 9 prohibiting the implementation of the Scheme except on conditions specified in the said order, Galen in its absolute discretion having decided to accept such conditions or, in the event of no order under that section being made and the said Minster not stating in writing that he/she does not intend to make such an order, the relevant period within the meaning of Section 6 of that Act having elapsed.

                    (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing or prohibiting the consummation of the Transaction or materially limiting or restricting Galen's conduct or operation of the business of Warner Chilcott after the Effective Time shall have been issued and be in effect, nor shall any proceeding brought by a domestic administrative agency or commission or other domestic governmental entity, seeking any of the foregoing be pending; nor shall any action have been taken or any statute, rule, regulation or order have been enacted, entered or enforced or be deemed applicable to the Transaction which makes the consummation of the Transaction illegal or prevents or prohibits the Transaction.

                    (f) Warner Chilcott Shareholder and Court Approvals.

                         (i) Approval of the Scheme by a majority in number representing three-fourths in value of the holders of the relevant classes of Warner Chilcott shares present and voting, either in person or by proxy, at the relevant general meetings;

                         (ii) the special resolution to approve the reduction and cancellation of the capital of Warner Chilcott and the creation and issue of new Warner Chilcott shares to Galen being duly passed as a special resolution at an extraordinary general meeting of Warner Chilcott shareholders;

                         (iii) the Scheme being sanctioned by the High Court of Ireland (without modification save as agreed by Warner Chilcott and Galen) and the reduction and cancellation of the capital of Warner Chilcott being confirmed by the Court; and

                         (iv) an official copy of the order of the High Court of Ireland sanctioning the Scheme and the minute of the relevant reduction of capital being duly delivered to the Registrar of Companies in the Republic of Ireland for registration and such Registrar issuing a certificate of registration in relation to that capital reduction.

                    (g) Effective Registration Statement. The registration statement on Form 20-F shall have been declared effective by the United States Securities and Exchange Commission ("SEC") and no stop order suspending its effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Galen or Warner Chilcott, threatened by the SEC, and all necessary approvals under blue sky laws relating to the issuance or trading of the Galen shares and the Galen ADSs to be issued to the Warner Chilcott shareholders in connection with the Transaction shall have been received.

                    (h) NASDAQ Listing. The Galen ADSs shall be listed for trading on NASDAQ.

                    (i) UK Admission. The United Kingdom Listing Authority shall have agreed to admit the new Galen shares to be issued pursuant to the Scheme to the Official List of the United Kingdom Listing Authority and the London Stock Exchange shall have agreed to admit such shares to trading, such agreements shall not have been revoked or withdrawn and no event shall have occurred which will or may reasonably be expected to result in such agreements being revoked or withdrawn.


                         2. In addition the obligations of Warner Chilcott to implement the Scheme and of Galen otherwise to effect the Transaction are subject to a number of further conditions, including:

                              (a) each of the representations and warranties of Galen and Warner Chilcott contained in the Transaction Agreement shall remain true, complete and correct in all material respects;

                              (b) each of Galen and Warner Chilcott shall have performed or complied in all material respects with all covenants required by the Transaction Agreement to be performed or complied with by it on or prior to the Effective Time; and

                              (c) there shall not have occurred any change, condition, event or development that would result in a material adverse effect on Galen or Warner Chilcott.

                         The Transaction Agreement may be terminated by either of Galen or Warner Chilcott in certain specified circumstances, including in the event of a breach of that agreement by the other party or in the event that the relevant conditions are not satisfied. In certain specified circumstances, termination of the Transaction Agreement may result in the payment by one party to the other of its costs and expenses and in some cases a termination fee not exceeding in aggregate $4.25 million.

                                  APPENDIX III

                                   DEFINITIONS



"ADSs"                               American Depositary Shares

"Bristol-Myers Squibb"               Bristol-Myers Squibb Company

"CSFB"                               Credit Suisse First Boston (Europe) Limited

"EBITDA" earnings before interest, tax, depreciation, and amortisation of goodwill and intangibles

"Effective Time"                     the time at which the Scheme becomes
                                     effective

"EGM"                                Extraordinary General Meeting

"Galen"                              Galen Holdings PLC

"Galen Board"                        the Board of Directors of Galen

"Galen shareholders"                 holders of Galen Shares

"Galen shares"                       ordinary shares of 10p each in the capital
                                     of Galen

"HRT" Hormone Replacement Therapy. Usually refers to the treatment of post-menopausal women with estrogen and/or progestogen in order to restore the normal levels of these hormones which are no longer produced naturally by the body

"Ireland"                            unless preceded by "Northern", this refers
                                     to the Republic of Ireland

"IVR" intravaginal ring, being a ring/ovoid shaped delivery system designed for insertion into the vagina to release medicine from the core of the ring into the surrounding tissues and bloodstream at a constant rate

"London Stock Exchange" or "LSE"     London Stock Exchange Limited

"Merrill Lynch"                      Merrill Lynch International

"NASDAQ"                             the Nasdaq National Market

"Official List"                      the Official List of the UK Listing
                                     Authority or the Dublin Stock Exchange, as appropriate

"Scheme" the scheme of arrangement to be put to Warner Chilcott shareholders by which Warner Chilcott will become a wholly owned subsidiary of Galen

"Securities and Exchange             the United States Securities and Exchange
Commission" or "SEC" or the          Commission
"Commission"

"Transaction"                        the proposed acquisition of Warner Chilcott
                                     by way of the Scheme

"Transaction Agreement"              the agreement dated as of 4th May, 2000
                                     entered into by Galen and Warner Chilcott relating to the Transaction

"UK"                                 the United Kingdom of Great Britain and
                                     Northern Ireland

"UK GAAP"                            generally accepted accounting principles
                                     and practices in the UK

"UK Listing Authority"               means The Financial Services Authority in
                                     its capacity as the competent listing
                                     authority in the UK

"United States" or "US"              the United States of America, its
                                     territories and possessions, any State of the United States of America and the District of Columbia

"Warner Chilcott"                    Warner Chilcott, Public Limited Company

"Warner Chilcott ADSs"               American Depositary Shares, each
                                     representing one Warner Chilcott Share

"Warner Chilcott ADS holders"        holders of Warner Chilcott ADSs

"Warner Chilcott Shareholders"       holders of Warner Chilcott shares

"Warner Chilcott shares"             ordinary shares of US$0.05 each in the
                                     capital of Warner Chilcott

"(pound sterling)"                   UK pounds sterling

"$"                                  US dollars

[GALEN LOGO]

                               GALEN HOLDINGS PLC

                       ACQUISITION OF WARNER CHILCOTT PLC

               "BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL
                         PRODUCTS AND SERVICES BUSINESS"

GALEN HOLDINGS PLC
PRESENTATION TEAM(1)

        JOHN KING                            EXECUTIVE CHAIRMAN

        ROGER BOISSONNEAULT                  CHIEF EXECUTIVE OFFICER

        GEOFFREY ELLIOTT                     CHIEF FINANCIAL OFFICER


Note: (1) Positions following completion of the Transaction

                                                                    [GALEN LOGO]

GALEN HOLDINGS PLC
AN INTEGRATED PHARMACEUTICAL COMPANY

                                  [GALEN LOGO]

    ETHICAL PHARMACEUTICAL                        ETHICAL PHARMACEUTICAL
           PRODUCTS                                     SERVICES

        PRESCRIPTION                                 R&D SERVICES FOR
          MEDICINES                                INTERNATIONAL PHARMA

                                                                    [GALEN LOGO]

GALEN HOLDINGS PLC
GROUP DIVISIONS

                                    PRODUCTS

[GALEN LOGO]

         The Galen pharmaceutical division manufactures and markets prescription medicines to healthcare professionals in key therapeutic areas: analgesics, antibiotics, gastrointestinal, respiratory and cardiovascular. Research and development is focused on applications of drug delivery technology for international exploitation.

[IVEX LOGO]

         The Ivex division manufactures and supplies intravenous and other sterile solutions, primarily for human use. The sterile manufacturing facility at Larne contains a suite for the production of flexible PVC pouches and, along with the broad range of facilities at Galen, provides a strong base for the specialty manufacturing business.


                                    SERVICES

[CTS LOGO]

         Clinical Trial Services (CTS) designs, manufactures and tracks patient packs used in clinical trials, which are then distributed to investigator sites worldwide. From its state-of-the-art facilities in Craigavon and Pennsylvania, CTS provides a global service to several of the world's largest multinational pharmaceutical companies.


[SYNGAL LOGO]

         SynGal operates a cGMP custom chemical development service for the pharmaceuticals industry. From its facility at CraigavonSynGal manufactures highly active pharmaceutical ingredients (APIs), intermediates and fine chemicals to pilot plant scale.

[ICTI LOGO]

         Interactive Clinical Technologies Inc (ICTI) provides interactive voice response systems (IVRS) for clinical trials' management from its bases in Lambertville, NJ and San Francisco, CA. ICTI's systems and technology enable clients to efficiently manage drug supplies and collect real-time patient enrolment data.


[QUCHEM LOGO]

         QuChem offers a complementary service to SynGal, providing laboratory scale research in pharmaceutical chemistry. QuChem is based at Queen's University Belfast, which provides access to an extensive technology base.

                                                                    [GALEN LOGO]

GALEN HOLDINGS PLC
FIVE YEAR EARNINGS PROGRESS


                                    TURNOVER

        [BAR CHART ILLUSTRATING INCREASE IN GALEN HOLDINGS PLC TURNOVER
            (IN MILLIONS OF POUNDS STERLING) FROM 1995 THROUGH 1999
         (DIFFERENTIATED TO SHOW EUROPE AND US COMPONENTS OF TURNOVER)]


                1999 TURNOVER WAS (POUND STERLING) 67.0 MILLION,
                           A 187% INCREASE FROM 1995

                        OPERATING PROFIT BEFORE GOODWILL
                             AND EXCEPTIONAL ITEMS

  [BAR CHART ILLUSTRATING INCREASE IN OPERATING PROFIT OF GALEN HOLDINGS PLC
           FROM 1995 THROUGH 1999 (IN MILLIONS OF POUNDS STERLING)
                    BEFORE GOODWILL AND EXCEPTIONAL ITEMS]



      1999 OPERATING PROFIT BEFORE GOODWILL WAS (POUND STERLING) 19.4M, A
                            401% INCREASE FROM 1995

                                                                    [GALEN LOGO]

ETHICAL PHARMACEUTICAL SERVICES                   [CTS LOGO]     [ICTI LOGO]
FIVE YEAR SALES PROGRESS                          [SYNGAL LOGO]  [QUCHEM LOGO]


                                    TURNOVER

     [BAR CHART ILLUSTRATING INCREASE IN TURNOVER IN ETHICAL PHARMACEUTICAL
        SERVICES FROM 1995 THROUGH 1999 (IN MILLIONS OF POUNDS STERLING) (DIFFERENTIATED TO SHOW EUROPE AND U.S. COMPONENTS OF TURNOVER)]

                 1999 TURNOVER WAS (POUND STERLING) 28.4 MILLION,
                           A 417% INCREASE FROM 1995

         -        CLINICAL TRIALS' MATERIALS: CHEMICAL SYNTHESIS

         -        TURNOVER (POUND STERLING) 7.8M AT FLOTATION

         -        ACQUISITION OF ICTI

         -        41% TURNOVER NOW IN USA SUBSIDIARIES





                                                                   [GALEN LOGO]

ETHICAL PHARMACEUTICAL PRODUCTS
FIVE YEAR SALES PROGRESS                               [GALEN LOGO] [IVEX LOGO]


                                    TURNOVER

    [BAR CHART ILLUSTRATING INCREASE IN TURNOVER FROM ETHICAL PHARMACEUTICAL
             PRODUCTS (IN POUNDS STERLING) FROM 1995 THROUGH 1998]

                 1999 TURNOVER WAS (POUND STERLING) 38.6 MILLION,
                         A 117% INCREASE FROM 1995

         -        STRONG PRESCRIPTION BASE (UK & IRELAND)

         -        ANALGESIA, GASTROENTEROLOGY, RESPIRATORY AND FEMALE HEALTH

         -        INTEGRATED INFRASTRUCTURE

         -        PRODUCT ACQUISITION

         -        PRODUCT DEVELOPMENT

         -        NO PRESENCE IN USA

                                                                   [GALEN LOGO]

RESEARCH AND DEVELOPMENT
PROPRIETARY PRODUCTS FOR INTERNATIONAL EXPANSION

[PICTURE OF INTRAVAGINAL DRUG DELIVERY SYSTEM]

 CONTROLLED RELEASE OVER 90 DAYS

[LINE CHART ILLUSTRATING CONTROLLED RELEASE OF ESTRADIOL OVER A PERIOD OF 90
 DAYS (MEASURED IN PG/ML)]

INTRAVAGINAL DRUG DELIVERY (IVR) SYSTEM

         -        TECHNOLOGY PLATFORM FOR INTERNATIONALISATION

         -        THREE PRODUCTS IN DEVELOPMENT

                  -        HRT

                  -        CONTRACEPTION

                  -        OTHER APPLICATIONS: INFECTION CONTROL

         -        OTHER DRUG DELIVERY APPLICATIONS

                  -        EUTECTIC TECHNOLOGY

         -        CORE THERAPEUTIC AREAS

                  -        ANALGESIA

                  -        GASTROINTESTINAL

                                                                    [GALEN LOGO]

THE ACQUISITION OF WARNER CHILCOTT PLC
BACKGROUND

-        1992 - COMPANY FOUNDED BY ELAN

-        1996 - ACQUIRED WARNER CHILCOTT INC. FROM WARNER-LAMBERT

- 1997 - INITIAL PUBLIC OFFERING; INITIATED PLAN TO RESTORE WARNER CHILCOTT TO ITS ROOTS AS A BRANDED PHARMACEUTICAL COMPANY

-        GREW US SALES FORCE FROM ZERO TO APPROXIMATELY 260 OVER THREE YEARS

- LAUNCHED THREE INTERNALLY DEVELOPED PRODUCTS AND ACQUIRED FIVE BRANDED PRODUCTS FROM WARNER-LAMBERT

-        INITIATED BENEFICIAL CO-MARKETING ALLIANCES WITH BMS & SCHERING-PLOUGH

-        FEB 2000: ACQUIRED ESTRACE AND OVCON WOMEN'S HEALTHCARE BRANDS FROM BMS

                                                                    [GALEN LOGO]

THE ACQUISITION OF WARNER CHILCOTT PLC
OVERVIEW

-        US-BASED SPECIALTY PHARMACEUTICAL BUSINESS

-        WOMEN'S HEALTHCARE FOCUS - BRANDED PRODUCT PORTFOLIO

-        ONE OF THE LARGEST WOMEN'S HEALTHCARE SALESFORCES IN THE US

-        WARNER CHILCOTT NAME ASSOCIATED WITH BRANDED PHARMACEUTICALS FOR OVER
         90 YEARS

-        STRONG MANAGEMENT TEAM WITH PROVEN PHARMACEUTICAL INDUSTRY TRACK RECORD

-        ACQUIRED MAJOR WOMEN'S HEALTHCARE PRODUCTS ESTRACE AND OVCON

         -        POSITIONED FOR PROFITABILITY AND GENERATION OF STRONG CASH
                  FLOW IN 2000


              [BAR CHART ILLUSTRATING BRANDED PRODUCT REVENUE(1)
                                   ($ million)

               1997       1998        1999       1999(PF)
               ----       ----        ----       --------
                $8         $16         $35         $85         ]

                 [BAR CHART ILLUSTRATING NET (LOSS)/PROFIT(1)
                                   ($ million)

              1997       1998        1999        1999(PF)
              ----       ----        ----        --------
             ($28)       ($20)       ($7)           $5         ]

(1) Except in 1999(PF), excludes benefit from the acquisition of Estrace Cream and Ovcon in February 2000

                                                                    [GALEN LOGO]

THE ACQUISITION OF WARNER CHILCOTT PLC
WOMEN'S HEALTHCARE BRANDED PRODUCT PORTFOLIO

  PRODUCT                                                   YEAR LAUNCHED                MARKET POSITION(1)
  -------                                                   -------------                ------------------
  OB/GYNAECOLOGY
  NataFort(R)          Prenatal Vitamin               1998 - Internally Developed               #1
  NataChew(TM)         Chewable Prenatal Vitamin      1999 - Internally Developed               #2
  Estrace(R) Cream     Estrogen Replacement           2000 - Acquired from BMS                  New
  Ovcon(R) 35          Oral Contraceptive             2000 - Acquired from BMS                  New
  Ovcon(R) 50          Oral Contraceptive             2000 - Acquired from BMS                  New
  UROLOGY
  Pyridium/Plus(R)     Urinary Tract Analgesia        1999 - Internally Developed               #1
  Estrace(R) Cream     Urogenital Atrophy             2000 - Acquired from BMS                  New
  DERMATOLOGY
  Doryx(R)             Antibiotic                     1997 - Acquired from W-L                  #2
  Lotrisone(R)         Antifungal/Anti-inflammatory   1999 - Promote for S-P                    #1

(1) Source: IMS

                                                                   [GALEN LOGO]

THE ACQUISITION OF WARNER CHILCOTT PLC
WOMEN'S HEALTHCARE FOCUS - STRONG MARKET DYNAMICS

                                             1999 US MARKET ESTIMATES(1)
                                             ---------------------------
      - PRENATAL VITAMINS                     $100 MILLION

      - URINARY TRACT ANALGESICS              $50 MILLION

      - ORAL CONTRACEPTIVES                   $1,800 MILLION

      - HORMONE REPLACEMENT                   $2,500 MILLION

      - INCONTINENCE                          $400 MILLION (RX),
                                              $2,000 MILLION (OTC)

IN THE US, MANY WOMEN VIEW THEIR OB/GYN AS THEIR PRIMARY CARE PHYSICIAN

(1) Source: IMS

                                                                   [GALEN LOGO]

 THE ACQUISITION OF WARNER CHILCOTT PLC
 SALES AND MARKETING EXPERTISE

 KEY STRENGTHS:

 -  SALES FORCE FULLY BUILT

 -  BRAND MANAGEMENT

 -  SALES EXECUTION

 -  PRECISION MARKETING



 SALES FORCE GROWTH 1997-1999

[BAR CHART ILLUSTRATING SALES FORCE GROWTH FROM DECEMBER 1996 THROUGH DECEMBER 1999 (MEASURED IN NUMBER OF SALES REPRESENTATIVES)]

                                                                    [GALEN LOGO]

THE ACQUISITION OF WARNER CHILCOTT PLC
MULTIPLE AVENUES OF GROWTH

                                  -  INCREASE FREQUENCY OF FACE-TO-FACE MEETINGS
      DRIVE INTERNAL GROWTH          WITH HIGH VOLUME PRESCRIBERS
  THROUGH PRECISION MARKETING     -  CROSS-MARKET A VARIETY OF PRODUCTS

                                  -  LEVERAGE BRAND NAMES
     PRODUCT LINE EXTENSIONS      -  CREATE PRODUCT DIFFERENTIATION
                                  -  EXTEND MARKET EXCLUSIVITY

                                  -  NON-CONTRACEPTIVE BENEFITS OF ORAL
  NEW APPLICATIONS OF EXISTING       CONTRACEPTIVES
            PRODUCTS              -  EXPAND ESTRACE TO NEW MARKETS INCLUDING
                                     URINARY INCONTINENCE

                                  -  MARKET EXCLUSIVITY
      PRODUCT ACQUISITIONS        -  LEND THEMSELVES TO PRODUCT LINE EXTENSIONS
   IN-LICENSING OPPORTUNITIES     -  PROMOTION SENSITIVE
                                  -  COMPLEMENT EXISTING PRODUCT LINES OR
                                     THERAPEUTIC FOCUS


                                                                    [GALEN LOGO]

                                  [GALEN LOGO]

                               GALEN HOLDINGS PLC
                                        +
                               WARNER CHILCOTT PLC

              "BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL
                         PRODUCTS AND SERVICES BUSINESS"

GALEN HOLDINGS PLC
BUILDING AN INTERNATIONAL SPECIALTY PHARMACEUTICAL
PRODUCTS AND SERVICES BUSINESS

- INTERNATIONALISATION IS KEY - SIGNIFICANT US SERVICES PLATFORM HAS ALREADY BEEN BUILT
     -    OPPORTUNITY FOR FURTHER SERVICES ACQUISITIONS
- THE ACQUISITION OF WARNER CHILCOTT INTERNATIONALISES THE PRODUCTS BUSINESS AND PROVIDES
     -    US BRANDED PRODUCTS BUSINESS WITH SIGNIFICANT WOMEN'S HEALTHCARE FOCUS
     -    ONE OF THE LARGEST WOMEN'S HEALTHCARE SALESFORCE IN US
     -    COMMERCIALISATION OF IVR IN LARGEST MARKET
-    OPPORTUNITY TO ACCELERATE R&D
-    ENHANCED OPPORTUNITIES FOR IN-LICENSING/PRODUCT ACQUISITIONS
-    STRONG COMBINED MANAGEMENT TEAM WITH GOOD CULTURAL FIT AND SHARED VISION


                                                                    [GALEN LOGO]

COMBINED GROUP
PROFORMA REVENUES - BUSINESS AND GEOGRAPHIC

1999 PROFORMA REVENUES BY BUSINESS(1)

PROFORMA REVENUES = (POUND STERLING) 143.1 MILLION ($233.2 MILLION)

[PIE CHART ILLUSTRATING THE BREAKDOWN OF PROFORMA REVENUES BY GEOGRAPHY AMONG THE FOLLOWING AREAS IN THE FOLLOWING PERCENTAGES:

32% WOMEN'S HEALTHCARE

6% GENERICS

11% ROYALTIES

31% OTHER PRODUCTS

20% ETHICAL SERVICES]

1999 PROFORMA REVENUES BY GEOGRAPHY(1)

PROFORMA REVENUES = (POUND STERLING) 143.1 MILLION ($233.2 MILLION)

[PIE CHART ILLUSTRATING THE BREAKDOWN OF PROFORMA REVENUES AMONG THE FOLLOWING
 BUSINESS CATEGORIES IN THE FOLLOWING PERCENTAGES:

7% REST OF WORLD

67% UNITED STATES

26% UNITED KINGDOM]


(1) Warner Chilcott proforma for the acquisition of Estrace cream and Ovcon from Bristol-Myers Squibb for the year ended December, 1999, Galen for the year ended September, 1999

                                                                    [GALEN LOGO]

COMBINED GROUP'S PRODUCT BUSINESS
KEY WOMEN'S HEALTHCARE PRODUCTS

MARKETED PRODUCTS           INDICATION                        STATUS
-----------------           ----------                        ------
Estrace Cream               HRT                               Marketed
Ovcon 35                    Oral Contraceptive                Marketed
Ovcon 50                    Oral Contraceptive                Marketed
NataChew                    Prenatal Vitamin                  Marketed
Pyridium/Plus               Urinary Analgesic                 Marketed
NataFort                    Prenatal Vitamin                  Marketed


PRODUCT PIPELINE            INDICATION                        STATUS
----------------            ----------                        ------
IVR                         HRT (EU)                          In Registration
IVR                         HRT (US)                          Late Phase III
IVR                         Continuous Combined               Phase III
IVR                         Testosterone                      Phase II
IVR                         Contraceptive                     Phase II
IVR                         Infection Control                 Development

FUTURE OPPORTUNITIES

The enlarged group is expected to be well placed to take advantage of licensing and acquisition opportunities in the Women's Healthcare Sector


                                                                    [GALEN LOGO]

COMBINED GROUP
PRODUCT SALESFORCE

-    ONE OF THE LARGEST US WOMEN'S HEALTHCARE SALESFORCES, INCLUDING
     -    JOHNSON & JOHNSON (ORTHO)
     -    AHP
     -    GALEN/WARNER CHILCOTT
     -    WARNER-LAMBERT

-    INCREASED GLOBAL SALESFORCE
     -    GALEN/WARNER CHILCOTT US                               260 SALES REPS
                                                                 --------------
     -    GALEN/WARNER CHILCOTT UK/IRELAND                        65 SALES REPS
     -    TOTAL                                                  325 SALES REPS


                                                                    [GALEN LOGO]

COMBINED GROUP
FUTURE PRODUCT GROWTH OPPORTUNITIES

-    EXPAND WOMEN'S HEALTHCARE FOCUS
     -    EXPAND PRESENCE IN HRT/OC MARKETS
     -    COMMERCIALIZATION OF IVR TECHNOLOGY PLATFORM

-    DEVELOPMENT AND MANUFACTURE OF US PRODUCTS
-    IN-LICENSING/PRODUCT ACQUISITION OPPORTUNITIES
-    PLATFORM TO EXPAND INTO EUROPE
-    OPPORTUNITY TO ACCELERATE R&D


                                                                    [GALEN LOGO]

KEY TRANSACTION TERMS

-    SCHEME OF ARRANGEMENT

-    2.5 NEW GALEN SHARES FOR EVERY WARNER CHILCOTT SHARE

- VALUES EACH WARNER CHILCOTT SHARE AT $23.94, A PREMIUM OF 33% OVER CLOSE ON 3RD MAY, 2000

-    WARNER CHILCOTT SHAREHOLDERS OWN 25% OF ENLARGED GROUP ON A FULLY DILUTED
     BASIS

-    CONDITIONAL ON SHAREHOLDER AND OTHER APPROVALS

-    TIMETABLE

     -    INDICATIVE DATES

-    NEW LISTING ON NASDAQ

WARNER CHILCOTT

12.4 million shares
4.2 million options and warrants

GALEN

41.5 million new shares
127.3 million existing shares
-----------------------------
168.8 million enlarged shares
=============================

                                                                    [GALEN LOGO]

FINANCIAL IMPACT

-    REVENUE SYNERGIES

     -    MARGIN CAPTURE ON THE IVR PRODUCT RANGE IN THE US

-    EARNINGS ACCRETIVE ON A PRE-AMORTISATION AND PRE-GOODWILL BASIS IN 2001

-    COST SYNERGIES

     -    ADMINISTRATION AND GENERAL EXPENSES

     -    SWITCHING MANUFACTURE OF NATAFORT/NATACHEW TO GALEN'S FACILITY

     -    FULL BENEFIT IN YEAR ENDING 30TH SEPTEMBER, 2001


                                                                    [GALEN LOGO]

PROFORMA PROFIT & LOSS

UNAUDITED UK/IRISH GAAP PROFORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                             [pound sterling]000
                                             -------------------
Turnover                                          143,127
Cost of sales                                     (50,725)
                                                  -------
Gross profit                                       92,402
Net operating expenses                            (65,011)
                                                  -------
EBITDA and non operating exceptional items         47,719
Depreciation  - tangible fixed assets              (3,184)
              - intangible fixed assets            (7,462)
Amortisation of goodwill                           (9,682)
                                                  -------
Operating profit/(loss)                            27,391
Gain/(loss) on fixed asset disposals                1,684
Investment income                                   3,113
Interest payable                                  (17,097)
                                                  -------
Profit/(loss) before tax                           15,091
Tax                                                (5,043)
                                                  -------
Profit/(loss) after tax                            10,048
Minority interests                                    (19)
                                                  -------
Profit/(loss) for the financial year               10,029
                                                  =======


                                                                    [GALEN LOGO]

PROFORMA BALANCE SHEET

UNAUDITED UK/IRISH GAAP PROFORMA NET ASSET STATEMENT

                                                      (pound sterling)'000
                                                      --------------------
     FIXED ASSETS
     Intangible assets                                       341,789
     Tangible assets                                          65,888
                                                            --------
                                                             407,677
                                                            --------
     CURRENT ASSETS
     Stock                                                    11,273
     Debtors                                                  23,380
     Cash at bank and in hand                                 50,298
                                                            --------
                                                              84,951

     CREDITORS: amounts falling due within one year          (27,348)
                                                            --------
     Net current assets                                       57,603
                                                            --------
     TOTAL ASSETS LESS CURRENT LIABILITIES                   465,280

     CREDITORS: amounts falling due in more than one year   (144,465)
     Deferred income                                          (6,270)
                                                            --------
     NET ASSETS                                              314,545
                                                            ========


                                                                    [GALEN LOGO]

SUMMARY
ENLARGED MANAGEMENT TEAM

 EXECUTIVE DIRECTORS                                   NON-EXECUTIVE DIRECTORS
 John King               Executive Chairman            Allen McClay           President

 Roger Boissonneault     Chief Executive               Harold Ennis           Vice Chairman

 Geoffrey Elliot         CFO                           David Gibbons

 Alan Armstrong          Chief Executive               Michael Carter
                         (EPS Division)

 Paul Herendeen          Director of Business and
                         Corporate Development


                                                                    [GALEN LOGO]

SUMMARY
BENEFITS OF TRANSACTION
--------------------------------------------------------------------------------

* EXPANSION OF GALEN'S PHARMACEUTICAL PRODUCTS BUSINESS INTO THE US

* ACQUISITION OF BRANDED PHARMACEUTICAL COMPANY WITH FOCUS ON WOMEN'S
  HEALTHCARE

* MARKETING INFRASTRUCTURE TO COMMERCIALISE IVR TECHNOLOGY IN THE US

* OPPORTUNITIES FOR FURTHER GROWTH IN PRODUCTS BUSINESS

      * IN-LICENSING

      * ACQUISITIONS

* EARNINGS ENHANCEMENT

* INCREASED INTERNATIONAL INVESTOR PROFILE AND LIQUIDITY


                                                                   [GALEN LOGO]

SUMMARY
--------------------------------------------------------------------------------



                           "BUILDING AN INTERNATIONAL
                            SPECIALTY PHARMACEUTICAL
                         PRODUCTS AND SERVICES BUSINESS"


                                                                  [GALEN LOGO]

PROFORMA PROFIT & LOSS
--------------------------------------------------------------------------------

                                                                                       ADJUSTMENTS
                                                         -------------------------------------------------------------------
                                                         WARNER CHILCOTT
                                      GALEN RESULTS FOR  RESULTS FOR THE                     WARNER CHILCOTT
                                      THE YEAR ENDED 30    YEAR ENDED 31   WARNER CHILCOTT          PURCHASE
                                         SEPTEMBER 1999    DECEMBER 1999      TRANSACTIONS       ADJUSTMENTS   GALEN PLACING
                                                 NOTE 1           NOTE 2            NOTE 3            NOTE 4          NOTE 5
                                                 (pound           (pound            (pound            (pound          (pound
                                           sterling)000      sterling)000     sterling)000       sterling)000    sterling)000
-----------------------------------------------------------------------------------------------------------------------------
Turnover                                        67,010            45,434            30,683                --              --
Cost of sales                                  (32,558)          (17,000)           (1,166)               --              --
                                               -------           -------           -------            ------          ------
Gross profit                                    34,452            28,433            29,517                --              --
Net operating expenses                         (15,762)          (32,759)           (7,696)           (8,794)             --
                                               -------           -------           -------            ------          ------
-----------------------------------------------------------------------------------------------------------------------------
EBITDA and non operating                        22,423            (1,897)           27,193                --              --
exceptional items
Depreciation
   - tangible fixed assets                      (3,026)             (158)               --                --              --
   -intangible fixed assets                        (36)           (2,271)           (5,155)               --              --
Amortisation of goodwill                          (671)               --              (217)           (8,794)             --
-----------------------------------------------------------------------------------------------------------------------------

Operating profit/(loss)                         18,690            (4,326)           21,821            (8,794)             --
Gain/(loss) on fixed asset disposals                --             1,684                --                --              --
Investment income                                  925             1,389              (282)             (620)          1,701
Interest payable                                (1,210)           (1,848)          (14,458)               --             419
                                               -------           -------           -------            ------          ------
Profit/(loss) before tax                        18,405            (3,101)            7,081            (9,414)          2,120
Tax                                             (4,396)               --                --                --            (647)
                                               -------           -------           -------            ------          ------
Profit/(loss) after tax                         14,009            (3,101)            7,081            (9,414)          1,473
Minority interests                                 (19)               --                --                --              --
                                               -------           -------           -------            ------          ------
Profit/(loss) for the financial year            13,990            (3,101)            7,081            (9,414)          1,473
                                                                 =======                              ======

                                        PRO FORMA RESULTS
                                      (pound sterling)000
----------------------------------------------------------
Turnover                                          143,127
Cost of sales                                     (50,725)
                                                  -------
Gross profit                                       92,402
Net operating expenses                            (65,011)
                                                  -------
----------------------------------------------------------
EBITDA and non operating                           47,719
exceptional items
Depreciation
   - tangible fixed assets                         (3,184)
   -intangible fixed assets                        (7,462)
Amortisation of goodwill                           (9,682)
----------------------------------------------------------

Operating profit/(loss)                            27,391
Gain/(loss) on fixed asset disposals                1,684
Investment income                                   3,113
Interest payable                                  (17,097)
                                                  -------
Profit/(loss) before tax                           15,091
Tax                                                (5,043)
                                                  -------
Profit/(loss) after tax                            10,048
Minority interests                                    (19)
                                                  -------
Profit/(loss) for the financial year               10,029
                                                  =======


                                                                 [GALEN LOGO]

NOTES TO THE PROFORMA PROFIT & LOSS ACCOUNT
--------------------------------------------------------------------------------

1. The results of Galen have been extracted from the audited consolidated financial statements and annual reports of Galen for the year ended 30th September, 1999.

2. The results of Warner Chilcott have been extracted from the audited financial statements and annual report of Warner Chilcott and its subsidiaries for the year ended 31st December, 1999, prepared in accordance with Irish GAAP, translated at $1.6295=(POUND STERLING)1, the average exchange rate ruling during the year ended 30th September, 1999. Irish GAAP are substantially the same as UK GAAP.

     * These adjustments, referred to as the `Warner Chilcott transactions', relate to the acquisition in February 2000 by Warner Chilcott of three branded pharmaceutical products from Bristol-Myers Squibb for $175.1 million, the issue contemporaneously of $200.0 million of 12 5/8% senior notes due 2008, the repayment of amounts outstanding under the company's prior working capital facility, the redemption of remaining senior subordinated discount notes due 2001 and the closure of a new senior credit facility.

     * Net sales and product contribution of the three products acquired for the year ended 31st December, 1999 were extracted from the audited statements of net sales and product contribution included in Form 8-K/A dated 21st April, 2000 which amends the report on Form 8-K of Warner Chilcott previously filed with the Securities and Exchange Commission on 28th February, 2000. All transactions were translated at $1.6295=(pound sterling)1, the average exchange rate ruling for the year ended 30th September, 1999.

     * The turnover adjustment reflects the net sales of the three products acquired.

     * The cost of sales adjustment reflects the cost of sales of the three acquired products less an adjustment to reflect the amount that Warner Chilcott would have paid for product purchases under a 10 year supply agreement with Bristol-Myers Squibb.

     * The net operating expenses adjustment includes the selling, general and administration costs of the three acquired products plus the amortisation of the intangible assets associated with the product acquisitions.

     * The investment income adjustment is attributable to the reduction in the amount of cash available for investment of $9.8 million at an assumed investment rate of 4.7%.

     * The interest expense adjustment reflects additional interest payable resulting from the issuance of the notes at 12 5/8%, the expected availability fee of 0.375% on the new senior secured credit facility and the repayment of all other indebtedness.

3. Represents the amortisation of goodwill arising on the Transaction over 20 years and the reduction in investment income arising from the costs of the Transaction.

4. This adjustment relates to the placing on 25th November, 1999 of 6,000,000 new Galen shares at (pound sterling)6.15 per share. Total proceeds, net of costs, amounted to (pound sterling)36.4 million. The adjustment to the consolidated proforma profit and loss account represents the interest saving on borrowings eliminated by the proceeds and interest income on additional cash held as if the proceeds had been received on 1st October, 1998. Tax has been adjusted at the corporation tax rate for the year ended 31st December, 1999 of 30.5%.


                                                                    [GALEN LOGO]

PROFORMA BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                    ADJUSTMENTS
                                                       --------------------------------------------------------------
                                                       WARNER CHILCOTT
                                       GALEN AS AT 30         AS AT 31   WARNER CHILCOTT                       MERGER
                                       SEPTEMBER 1999    DECEMBER 1999      TRANSACTIONS   GALEN PLACING   ADJUSTMENT   PROFORMA NET
                                               NOTE 1           NOTE 2            NOTE 3          NOTE 4       NOTE 5         ASSETS
                                               (pound           (pound            (pound          (pound       (pound         (pound
                                         sterling)000      sterling)000     sterling)000    sterling)000  sterling)000  sterling)000
------------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                             35,337            24,273           106,293              --      175,886       341,789
Tangible assets                               65,173               715                --              --           --        65,888
                                            --------          --------          --------        --------     --------      --------
                                             100,510            24,988           106,293              --      175,886       407,677
                                            --------          --------          --------        --------     --------      --------

CURRENT ASSETS
Stock                                          8,829             2,444                --              --           --        11,273
Debtors                                       15,826             7,554                --              --           --        23,380
Cash at bank and in hand                       6,351            30,939            (5,960)         30,000      (11,032)       50,298
                                            --------          --------          --------        --------     --------      --------
                                              31,006            40,937            (5,960)         30,000      (11,032)       84,951

CREDITORS: amounts falling due
within one year                              (27,112)           (6,621)               --           6,385           --       (27,348)
                                            --------          --------          --------        --------     --------      --------
NET CURRENT ASSETS                             3,894            34,316            (5,960)         36,385      (11,032)       57,603
                                            --------          --------          --------        --------     --------      --------

TOTAL ASSETS LESS CURRENT LIABILITIES        104,404            59,304           100,333          36,385      164,854       465,280

CREDITORS: amounts falling due in
more than one year                           (29,981)          (13,707)         (100,777)             --           --      (144,465)

Deferred income                               (6,270)               --                --              --           --        (6,270)
                                            --------          --------          --------        --------     --------      --------
NET ASSETS                                    68,153            45,597              (444)         36,385      164,854       314,545
                                            ========          ========          ========        ========     ========      ========


                                                                   [GALEN LOGO]

NOTES TO THE PROFORMA BALANCE SHEET
--------------------------------------------------------------------------------

1. The net assets of Galen have been extracted from the audited consolidated financial statements of Galen for the year ended 30th September, 1999.

2. The net assets of Warner Chilcott have been extracted from its audited financial statements and annual report for the year ended 31st December, 1999, prepared in accordance with Irish GAAP and translated at $1.6469=(pound sterling)1, being the exchange rate ruling at 30th September, 1999. Irish GAAP are substantially the same as UK GAAP.

3. These adjustments, referred to as the `Warner Chilcott transactions', relate to the acquisition in February 2000 by Warner Chilcott of three branded pharmaceutical products from Bristol-Myers Squibb for $175.1 million, the issue contemporaneously of $200.0 million of 12 5/8% senior notes due 2008, the repayment of amounts outstanding under the company's prior working capital facility, the repayment of remaining senior subordinated discount notes due 2001 and the closure of a new senior credit facility. Cash in excess of that raised was required to finance the transaction of $9.8 million. All transactions were translated at $1.6469=(pound sterling)1, the exchange rate ruling at 30th September, 1999.

4. This adjustment relates to the placing on 25th November, 1999 of 6,000,000 new Galen shares at (pound sterling)6.15 per share. Total proceeds, net of costs, amounted to (pound sterling)36.4 million.

5.   Goodwill arising on the acquisition is calculated as follows:


                                                          (POUND STERLING)'000s
        Consideration (see below)                                217,039
        Estimated expenses of the Acquisition                      4,000
        Less: Net tangible assets of Warner Chilcott
        at 31st December, 1999                                   (45,153)
        Goodwill on acquisition                                  175,886

     In preparing the proforma statement of new assets, the consideration has been calculated on the basis of 2.5 new Galen shares for each Warner Chilcott share. Based on the closing mid-market price per Galen share of 612.5p on 3rd May, 2000, the terms of the Transaction value each Warner Chilcott share at 1,531.3p and the total issued share capital of Warner Chilcott at approximately (pound sterling)189.6 million. In addition consideration includes an amount of (pound sterling)25.4 million relating to the options and warrants which are to be exchanged for Galen options. Consideration also takes into account compensation amounts totalling (pound sterling)2.0 million triggered by the transaction. In accordance with the requirements of Financial Reporting Standard No. 7 "Fair Values in Acquisition Accounting" the fair value of the shares at the date of completion (based on market value at that date) and the fair value of the tangible net assets of Warner Chilcott at the same date is used for the calculation of the goodwill for inclusion in Galen accounts.

     (pound sterling)11.0 million representing the total estimated transaction costs are shown as a reduction in cash balances.

6. No account has been taken of any trading or other transactions of Galen or Warner Chilcott since 30th September, 1999 and 31st December, 1999 respectively.



                                                                    [GALEN LOGO]

LEGAL INFORMATION
--------------------------------------------------------------------------------


* This presentation contains forward-looking statements which are based on assumptions and external factors, including assumptions relating to, but not limited to, the compatibility of the combined businesses, regulatory action, product pricing, competitive market conditions, unaudited financial data, new product development and other risks or uncertainties. These forward-looking statements represent the companies' judgement as of the date of this presentation and any changes in the assumptions or external factors could produce significantly different results



* This presentation does not constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe for, any ordinary shares in the Company, nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription. No representation or warranty, express or implied, is made or given by the Company as to the accuracy or completeness of the information or the opinions contained in this presentation, and no liability is accepted for any such information or opinions


* Nothing in this presentation should be construed as a profit forecast or be interpreted to mean that the earnings per share of Galen as enlarged by this Transaction for the current year or future years will necessarily match or exceed the historical published earnings per share of Galen and Warner Chilcott.


                                                                    [GALEN LOGO]

--------------------------------------------------------------------------------


* Investors and security holders are advised to read the proxy statement and such other documents that may be distributed by Galen and Warner Chilcott ("Shareholder Documentation") regarding the business combination transaction that is the subject of this slide presentation, when it becomes available, because it will contain important information. The Shareholder Documentation will be filed with the Securities and Exchange Commission (the "Commission") by Galen and Warner Chilcott

* Investors and security holders may obtain free copies of the Shareholder Documentation (when available) and other documents filed by Galen and Warner Chilcott with the Commission at the Commission's web site at www.sec.gov. The Shareholder Documentation and such other documents may also be obtained for free from Warner Chilcott by directing such requests to: Warner Chilcott PLC, 80 Corporate Centre, 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, USA, Attention: Investor Relations, telephone: +1 973 442 3200, e-mail:cst@wclabs.com or from Galen by directing such requests to: Galen Holdings PLC, Seagoe Industrial Estate, Craigavon, Northern Ireland, BT63 5UA, Attention: Investor Relations, telephone: +44 28 3833 4974, e-mail:info@galenplc.co.uk


                                                                    [GALEN LOGO]

--------------------------------------------------------------------------------


* Warner Chilcott and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Warner Chilcott with respect to the transactions contemplated by the Transaction Agreement. Information regarding such officers and directors is included in Warner Chilcott's Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on 13th April, 2000 and its Annual Report on Form 10-K for the year ended 31st December, 1999 filed with the Commission on 16th March, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from Warner Chilcott at the address set forth in the previous slide



* Certain financial data (including the pro forma information) contained in this documents is calculated on or derived from data which is based on UK or US generally accepted accounting principles. Investors and security holders should be award that this financial data may be reconciled to US or UK generally accepted accounting principles in the Shareholder Documentation and accordingly such financial data may be different in such Shareholder Documentation

                                                                    [GALEN LOGO]